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                                                                       EXHIBIT 8

                                ROPES & GRAY LLP
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2624
                                  617-951-7000
                                 F 617-951-7050

May 16, 2006

GMO Trust
40 Rowes Wharf
Boston, MA 02110

Re: GMO Strategic Fixed Income Fund and GMO International Opportunities Equity
    Allocation Fund

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by GMO Trust, a Massachusetts business trust (the "Trust"), of shares of beneficial interest ("Shares") of its GMO Strategic Fixed Income Fund and GMO International Opportunities Equity Allocation Fund (each, a "Fund" and, together, the "Funds") pursuant to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 2-98772) and the Investment Company Act of 1940, as amended (File No. 811-04347) (the "Registration Statement").

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance and sale to the public from time to time of authorized and unissued Shares of the Funds. We have examined or relied upon a copy of the Trust's Amended and Restated Agreement and Declaration of Trust, as amended (the "Declaration of Trust"), on file in the offices of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston and as certified by the Clerk of the Trust; a copy of the Trust's Amended and Restated By-Laws, as certified by the Clerk of the Trust; copies of resolutions adopted at the meeting of the Trustees of the Trust held on March 1, 2006, as certified by the Clerk of the Trust; and such other documents as we deem necessary for purposes of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale by the Trust of the authorized but unissued Shares of each of the Funds have been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares of a Fund and upon receipt by the Trust of the authorized consideration therefor in

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an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust by the Trustees of the Trust, by any officer or officers of the Trust, or otherwise. The Declaration of Trust provides for indemnification out of the property of a particular series of the Trust for all loss and expense of any shareholder of that series held personally liable for the obligations of that series solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder of a series is limited to circumstances in which the series itself would be unable to meet its obligations.

We consent to the filing of this opinion with and as part of the Registration Statement.

Very truly yours,

/S/ Ropes & Gray LLP

Ropes & Gray LLP

cc: J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Jason B.
    Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC